Exhibit 1.08

For More Information:

Investor Relations Craig Celek CDC Corporation 212-661-2160 craig.celek@cdccorporation.net	Media Relations Jennifer Buchhalter Articulate Communications 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

FOR IMMEDIATE RELEASE

Strong Growth in Q3 for CDC Games’ Yulgang

[Beijing, Oct. 10, 2006] CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), today announced the company’s current blockbuster online game in China, Yulgang, continues to enjoy strong growth in Q3 of 2006.

Building on 3 consecutive quarters of robust growth, CDC Games reported registered players of Yulgang was approximately 37 million at the end of Q3, an increase of 23% from Q2 of 2006. The number of items sold top 27.4 million, an impressive 29% growth from Q2. Average concurrent users remained healthy at 218,000, a slight drop from 235,000 at the end of Q2. The number of servers groups in China supporting the game grew to 54, a 13% increase from Q2.

During the recently concluded “Golden Week” in the China (October 1 to 7), Yulgang’s registered users increased to 37.3 million with average concurrent users growing to 245,000 and over 4 million items sold in the week.

“We are very pleased with the performance of Yulgang for the third quarter and the great start for the fourth quarter,” said Dr. Xiaowei Chen, CEO of CDC Games. “It continues to be one of the most popular games in China and the growth in users and items sold even after a full year of operation shows that the future remains bright for Yulgang. With the launch of Special Force and Stone Age 2 early next year followed by The Lord of the Rings Online™: Shadows of Angmar™, we believe that 2007 will be a landmark year for CDC Games.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA — News), please visit www.cdccorporation.net.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation (NASDAQ: CHINA). CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered players.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the continued growth of Yulgang, the ability of CDC Games to localize, launch and operate Special Force, Stone Age 2 and The Lord of the Rings, the popularity of Special Force, Stone Age 2, The Lord of the Rings in China, the ability of CDC Games to leverage the infrastructure and foundation of gamers in China, the loyalty of gamers in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

“The Lord of the Rings Online,” “Shadows of Angmar,” “Middle-earth,” “The Lord of the Rings,” and the names of the characters, events, items and places therein are trademarks or registered trademarks of The Saul Zaentz Company d/b/a Tolkien Enterprises under license to Turbine, Inc. Turbine and the Turbine logo are trademarks or registered trademarks of Turbine, Inc. in the United States and/or other jurisdictions. All other trademarks are the property of their respective owners.

###